1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated Oct. 9, 2007

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x                Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                          No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2007/10/9

Chunghwa Telecom Co., Ltd.

By:	/s/ Joseph C.P. Shieh
Name:	Joseph C.P. Shieh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description
1. Announcement on 2007/09/11 :	Related information regarding the cumulative value of shares repurchased amounted to over NT$300 million

2. Announcement on 2007/09/13 :	Related information regarding the cumulative value of shares repurchased amounted to over NT$300 million

3. Announcement on 2007/09/17 :	Related information regarding the cumulative value of shares repurchased amounted to over NT$300 million

4. Announcement on 2007/09/19 :	Chunghwa Telecom’s financial and business related information for the investor conferences in Hong Kong

5. Announcement on 2007/09/29 :	Related information regarding the cumulative value of shares repurchased amounted to over NT$300 million

6. Announcement on 2007/10/04 :	The procurement of Gigabit Ethernet Access Network Terminating devices

7. Announcement on 2007/10/08 :	Clarification of the report regarding both Chunghwa Telecom and FOXCONN dismissing the provisional injunction.

8. Announcement on 2007/10/09 :	Chunghwa Telecom announced its revenues of NT$15.97 billion for September 2007

9. Announcement on 2007/10/09 :	Sep. 2007 sales

EXHIBIT 1

Related information regarding the cumulative value of shares repurchased amounted to over NT$300 million

Date of events: 2007/09/11

Contents:

1. Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2007/09/11

2. Number of shares repurchased this time: 8,620,000

3. Type of shares repurchased this time: common stock

4. Total monetary amount of shares repurchased this time: 500,149,904

5. Average repurchase price per share this time: 58.02

6. Cumulative number of own shares held during the repurchase period: 38,152,000

7. Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 0.36%

8. Any other matters that need to be specified: None

EXHIBIT 2

Related information regarding the cumulative value of shares repurchased amounted to over NT$300 million

Date of events: 2007/09/13

Contents:

1. Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2007/09/13

2. Number of shares repurchased this time: 7,773,000

3. Type of shares repurchased this time: common stock

4. Total monetary amount of shares repurchased this time: 453,447,423

5. Average repurchase price per share this time: 58.34

6. Cumulative number of own shares held during the repurchase period: 45,925,000

7. Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 0.43%

8. Any other matters that need to be specified: None

EXHIBIT 3

Related information regarding the cumulative value of shares repurchased amounted to over NT$300 million

Date of events: 2007/09/17

Contents:

1. Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2007/09/17

2. Number of shares repurchased this time: 5,162,000

3. Type of shares repurchased this time: common stock

4. Total monetary amount of shares repurchased this time: 302,920,232

5. Average repurchase price per share this time: 58.68

6. Cumulative number of own shares held during the repurchase period: 51,087,000

7. Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 0.48%

8. Any other matters that need to be specified: None

EXHIBIT 4

Chunghwa Telecom’s financial and business related information for the investor conferences in Hong Kong

Date of events: 2007/09/19

Contents:

1. Date of the investor/press conference: 2007/09/20–2007/09/21

2. Location of the investor/press conference: Participating in the investor conferences held by CLSA in Hong Kong.

3. Financial and business related information: As announced on the Market Observation Post System, http://newmops.tse.com.tw/.

4. Any other matters that need to be specified: None

EXHIBIT 5

Related information regarding the cumulative value of shares repurchased amounted to over NT$300 million

Date of events: 2007/09/29

Contents:

1. Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2007/09/29

2. Number of shares repurchased this time: 8,302,000

3. Type of shares repurchased this time: common stock

4. Total monetary amount of shares repurchased this time: 504,086,447

5. Average repurchase price per share this time: 60.72

6. Cumulative number of own shares held during the repurchase period: 59,389,000

7. Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 0.56%

8. Any other matters that need to be specified: None

EXHIBIT 6

The procurement of Gigabit Ethernet Access Network Terminating devices

Date of events: 2007/10/04

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): The procurement of a batch of Gigabit Ethernet Access Network Terminating device

2. Date of the occurrence of the event: 2007/10/04

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: totaled NT$838,838,838

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Hwacom Systems Inc.

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): Delivery, inspection, and payment in each batch of total three batches

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the “Procurement Management Rules of Chunghwa Telecom”

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: No

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: None

16. Concrete purpose or use of the acquisition or disposition: Providing FTTx broadband access solution device

17. Do the directors have any objection to the present transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 7

Clarification of the report regarding both Chunghwa Telecom and FOXCONN dismissing the provisional injunction. NT$300 million

Date of events: 2007/10/08

Contents:

1. Name of the reporting media: Commercial Times

2. Date of the report: 2007/10/08

3. Content of the report: Both Chunghwa Telecom and FOXCONN dismissed the provisional injunction.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: Both Chunghwa Telecom and FOXCONN dismissed the filing of provisional injunction.

6. Countermeasures: As above explanation

7. Any other matters that need to be specified: None

EXHIBIT 8

Chunghwa Telecom announced its revenues of NT$15.97 billion for September 2007

Date of events: 2007/10/09

Contents:

1. Date of occurrence of the event: 2007/10/09

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: Chunghwa Telecom’s revenues for Sep. 2007 were NT$15.97 billion. The unaudited accumulated income from operations for January to September was NT$48.6 billion, net income was NT$37.8 billion and EPS was NT$3.56.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 9

Chunghwa Telecom

October 9, 2007

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Sep 2007

1) Sales volume (NT$ Thousand)

Period	Items	2007	2006	Changes	%
Sep	Invoice amount	17,907,305	17,957,875	-50,570	-0.28%
Jan - Sep	Invoice amount	159,540,785	158,511,091	1,029,694	0.65%
Sep	Net sales	15,973,820	15,690,464	283,356	1.81%
Jan - Sep	Net sales	139,940,095	137,494,423	2,445,672	1.78%

b Trading purpose : None